UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 3)*
LINCOLN BANCORP
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
532879 10 3
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1745 (12-02)

CUSIP No. 532879 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) T. Tim Unger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	234,455
	6	SHARED VOTING POWER	41,284
	7	SOLE DISPOSITIVE POWER	234,455
	8	SHARED DISPOSITIVE POWER	41,284
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		275,739 Shares (includes options for 175,231 shares)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		5.0%
	TYPE OF REPORTING PERSON (See Instructions)		IN

ITEM 1.
(a)	Lincoln Bancorp
(b)	905 Southfield Drive, Plainfield, Indiana 46168-0510
ITEM 2.
(a)	T. Tim Unger
(b)	9018 Falling Leaf Drive, Bonita Springs, FL 34135
(c)	United States of America
(d)	Lincoln Bancorp Common Stock, without par value
(e)	532879 10 3
ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
N/A
ITEM 4.	Ownership
(a)	275,739
(b)	5.0%
(c)	(i) 234,455
(ii) 41,284
(iii) 234,455
(iv) 41,284
ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A
ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A
ITEM 8.	Identification and Classification of Members of the Group
N/A

ITEM 9.	Notice of Dissolution of Group
N/A
ITEM 10.	Certifications
N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2007
Date

By:	/s/ T. Tim Unger
T. Tim Unger